UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

July 22, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0009223206

Issuer Name

SMITH & NEPHEW PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

Bank of America Corporation

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

United States

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

20-Jul-2026

6. Date on which Issuer notified

21-Jul-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.402237	0.770499	3.172736	26701287
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0009223206		139949		0.016629
US83175M2052		20076932		2.385608
Sub Total 8.A	20216881		2.402237%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall	n/a	n/a	450000	0.053471
Sub Total 8.B1			450000	0.053471%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	15/10/2027	n/a	Cash	987	0.000117
Swaps	31/07/2026	n/a	Cash	97255	0.011556
Swaps	05/05/2027	n/a	Cash	1785464	0.212155
Swaps	19/07/2027	n/a	Cash	118748	0.014110
Swaps	07/03/2029	n/a	Cash	10077	0.001197
Swaps	02/04/2027	n/a	Cash	1841725	0.218840
Swaps	15/04/2027	n/a	Cash	400601	0.047601
Swaps	15/06/2027	n/a	Cash	491	0.000058
Swaps	18/04/2028	n/a	Cash	90066	0.010702
Swaps	13/05/2027	n/a	Cash	467225	0.055517
Swaps	10/08/2026	n/a	Cash	240883	0.028623
Swaps	17/08/2026	n/a	Cash	380000	0.045153
Swaps	06/01/2027	n/a	Cash	209294	0.024869
Swaps	06/05/2030	n/a	Cash	24678	0.002932
Swaps	30/06/2028	n/a	Cash	365968	0.043486
Swaps	31/07/2028	n/a	Cash	944	0.000112
Sub Total 8.B2				6034406	0.717028%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, National Association
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	U.S. Trust Co of Delaware

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

12. Date of Completion

21-Jul-2026

13. Place Of Completion

London, United Kingdom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 22, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary